# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Factorial Energy Inc., CIK 0002049662
CUSIP: 30347G103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001906529
Persons authorized to receive notices and communications: WAVE Equity GP LP, 67 Batterymarch St, Suite 500, Boston, Massachusetts (MA), 02110, (617) 350-9808

## Reporting persons
- WAVE Equity Fund, L.P. (CIK 0001567168): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 10,584,189; sole dispositive power 0; shared dispositive power 10,584,189; aggregate amount beneficially owned 10,584,189 (9.9% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- WAVE Factorial Energy I, LLC (CIK 0001906529): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 634,715; sole dispositive power 0; shared dispositive power 634,715; aggregate amount beneficially owned 634,715 (0.6% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- WAVE AAC/LIO Co-Invest III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 255,548; sole dispositive power 0; shared dispositive power 255,548; aggregate amount beneficially owned 255,548 (0.2% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- WAVE Equity GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,839,737; sole dispositive power 0; shared dispositive power 10,839,737; aggregate amount beneficially owned 10,839,737 (10.1% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- WAVE Equity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 634,715; sole dispositive power 0; shared dispositive power 634,715; aggregate amount beneficially owned 634,715 (0.6% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- Mark Robinson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,474,452; sole dispositive power 0; shared dispositive power 11,474,452; aggregate amount beneficially owned 11,474,452 (10.7% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- Praveen Sahay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,474,452; sole dispositive power 0; shared dispositive power 11,474,452; aggregate amount beneficially owned 11,474,452 (10.7% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.
- U. Haskell Crocker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,474,452; sole dispositive power 0; shared dispositive power 11,474,452; aggregate amount beneficially owned 11,474,452 (10.7% of the class)
  Comment: Based upon a total of 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Factorial Energy Inc.
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by: (i) WAVE Equity Fund, L.P. ("WAVE Equity Fund"), WAVE Factorial Energy I, LLC ("WAVE Factorial") and WAVE AAC/LIO Co-Invest III, LLC ("WAVE Co-Invest," and together, the "Funds"); (ii) WAVE Equity GP LP ("WAVE GP"), the general partner of WAVE Equity Fund and WAVE Co-Invest; (iii) WAVE Equity LLC ("WAVE LLC"), the general partner of WAVE Factorial; and (iv) the three managers who share voting and investment control over WAVE GP and WAVE LLC, Mark Robinson, Praveen Sahay and Haskell Crocker (the "Managers"). Voting and investment power over WAVE GP and WAVE LLC is shared equally among the three Managers, each holding a one-third vote, such that any voting or disposition of the securities requires the concurrence of at least two of the three Managers and no single Manager may act unilaterally or exercise sole control. The Reporting Persons are filing jointly pursuant to the Joint Filing Agreement filed as an exhibit hereto.
Residence or business address: The business address of the Reporting Persons is 67 Batterymarch St, Suite 500, Boston, MA 02110.
Present principal occupation or employment: Each Manager is one of three members who share voting and investment control over the general partners of the Funds; the principal occupation of each Manager is manager of WAVE Equity Partners LLC and its funds. Each of the Funds, WAVE GP and WAVE LLC is principally engaged in the business of making, holding and disposing of investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of WAVE Equity Fund and WAVE GP is organized under the laws of the Cayman Islands, and each of WAVE Factorial, WAVE Co-Invest and WAVE LLC is organized under the laws of Delaware. The citizenship of each Manager is the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Class A common stock of the Issuer (the "Class A Common Stock") reported as beneficially owned by the Reporting Persons were acquired by the Funds on June 5, 2026 (the "Closing") in connection with the consummation of the Issuer's business combination with Cartesian Growth Corporation III, a Cayman Islands exempted company (the "Business Combination"), as a result of which the Company is named Factorial Energy Inc. The Class A Common Stock was received by the Funds in respect of equity interests held prior to the Business Combination; no additional cash consideration was paid by the Funds at the Closing in respect of such shares. The source of the funds used by the Funds to acquire their pre-existing interests was capital contributions from the limited partners (or members, as applicable) of the Funds. In the case of WAVE Equity Fund, such capital was raised contributions by its limited partners and general partner.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Class A Common Stock reported herein as a result of the Business Combination and hold such securities for investment purposes. The shares held by the Funds are being registered for resale by the Issuer on a Registration Statement on Form S-1. Other than as described in this Item 4, none of the Reporting Persons presently has any plans or proposals that relate to or would result in any of the transactions or matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may review or reconsider their position and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages below are calculated based on 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding. Each Fund directly holds, and shares with the applicable general partner and the Managers the power to vote and dispose of, the following shares of Class A Common Stock:

(i) WAVE Equity Fund: 10,584,189 shares (or 9.9% of the Class A Common Stock issued and outstanding);

(ii) WAVE Factorial: 634,715 shares (or 0.6% of the Class A Common Stock issued and outstanding); and

(iii) WAVE Co-Invest: 255,548 shares (or 0.2% of the Class A Common Stock issued and outstanding).

WAVE GP, as general partner of WAVE Equity Fund and WAVE Co-Invest, may be deemed to share voting and dispositive power over the shares held by those two Funds. WAVE LLC, as general partner of WAVE Factorial, may be deemed to share voting and dispositive power over the 634,715 shares held by WAVE Factorial. Voting and investment power over WAVE GP and WAVE LLC is shared equally among the three Managers, each holding a one-third vote and none acting alone; accordingly, each Manager may be deemed to share voting and dispositive power over, and to beneficially own, all of the shares held by the Funds, representing approximately 10.7% of the Class A common stock in the aggregate. No Reporting Person holds sole voting or dispositive power over any shares. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its or his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The percentages below are calculated based on 107,023,245 shares of Class A common stock outstanding upon completion of the Business Combination, as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of 15,512,744 shares of Issuer's Series B Common Stock outstanding. Each Fund directly holds, and shares with the applicable general partner and the Managers the power to vote and dispose of, the following shares of Class A Common Stock:

(i) WAVE Equity Fund: 10,584,189 shares (or 9.9% of the Class A Common Stock issued and outstanding);

(ii) WAVE Factorial: 634,715 shares (or 0.6% of the Class A Common Stock issued and outstanding); and

(iii) WAVE Co-Invest: 255,548 shares (or 0.2% of the Class A Common Stock issued and outstanding).

WAVE GP, as general partner of WAVE Equity Fund and WAVE Co-Invest, may be deemed to share voting and dispositive power over the shares held by those two Funds. WAVE LLC, as general partner of WAVE Factorial, may be deemed to share voting and dispositive power over the 634,715 shares held by WAVE Factorial. Voting and investment power over WAVE GP and WAVE LLC is shared equally among the three Managers, each holding a one-third vote and none acting alone; accordingly, each Manager may be deemed to share voting and dispositive power over, and to beneficially own, all of the shares held by the Funds, representing approximately 10.7% of the Class A common stock in the aggregate. No Reporting Person holds sole voting or dispositive power over any shares. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its or his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except for the acquisition of the Class A Common Stock at the Closing as described in Item 3, none of the Reporting Persons has effected any transaction in the Class A common stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are party to a Joint Filing Agreement, filed as an exhibit hereto. The shares held by the Funds are being registered for resale by the Issuer on a Registration Statement on Form S-1. Except as described herein, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, dated as of June 26, 2026, by and among the Reporting Persons.

## Signatures
- WAVE Equity Fund, L.P.: /s/ Mark Robinson, Mark Robinson/Manager (06/26/2026)
- WAVE Factorial Energy I, LLC: /s/ Mark Robinson, Mark Robinson/Manager (06/26/2026)
- WAVE AAC/LIO Co-Invest III, LLC: /s/ Mark Robinson, Mark Robinson/Manager (06/26/2026)
- WAVE Equity GP LP: /s/ Mark Robinson, Mark Robinson/Manager (06/26/2026)
- WAVE Equity LLC: /s/ Mark Robinson, Mark Robinson/Manager (06/26/2026)
- Mark Robinson: /s/ Mark Robinson, Managing Director (06/26/2026)
- Praveen Sahay: /s/ Praveen Sahay, Managing Director (06/26/2026)
- U. Haskell Crocker: /s/ Haskell Crocker, Managing Director (06/26/2026)